HealthCor Catalio Acquisition Corp.

55 Hudson Yards, 28th Floor

New York, NY 10001

November 19, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Attention:	Jeanne Baker

David Gessert

Joe McCann

Nudrat Salik

Re:	HealthCor Catalio Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed November 8, 2021 File No. 333-259148

Ladies and Gentlemen:

This letter sets forth the response of HealthCor Catalio Acquisition Corp. (the “Company,” “HealthCor,” “we” and “our”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) set forth in your letter dated November 9, 2021, with respect to the above referenced Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 3 to Registration Statement on Form S-4

Risk Factors, page 97

1.	Staff’s Comment:

We have reviewed your response to prior comment 1. In light of the nature of the error, the quantitative significance to certain of the individual line items between and within temporary and permanent equity as well as your earnings per share calculations, and the fact that we do not believe your qualitative assessment under SAB 99 overcomes our belief that these quantitatively material errors warrant restatement, we object to your SAB 99 analysis. Please restate your financial statements, accordingly. Also, in light of the restatement, please reassess your conclusion that the significant deficiency did not rise to the level of a material weakness.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in its Quarterly Report on Form 10-Q filed with the SEC on November 18, 2021 and in the Revised Registration Statement, the Company has restated its financial statements to reclassify all redeemable equity instruments to temporary equity from permanent equity, and has concluded there was a material weakness in internal control over financial reporting due to the events that led to the Company’s restatement of its financial statements.

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We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Debbie P. Yee, P.C. of Kirkland & Ellis LLP at (713) 836-3630 or Sean T. Wheeler, P.C. of Kirkland & Ellis LLP at (713) 836-3427 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

HEALTHCOR CATALIO ACQUISITION CORP.

By:	/s/ Arthur Cohen

Name: Arthur Cohen
Title: Chief Executive Officer

cc:	Debbie P. Yee (Kirkland & Ellis LLP)
Sean T. Wheeler (Kirkland & Ellis LLP)